Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 3, 2017

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    Manning & Napier Fund, Inc. (the “Fund”)

(File No. 333-217358)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via telephone on June 28, 2017 regarding pre-effective amendment no. 1 to the Fund’s registration statement on Form N-14 (the “Registration Statement”), filed with the SEC on May 24, 2017, with respect to the proposed reorganization of the Rainier International Discovery Fund (the “Acquired Series”), a series of Rainier Investment Management Mutual Funds (the “Acquired Company”), into the Rainier International Discovery Series (the “Surviving Series,” and, together with the Acquired Series, the “Series”), a new series of the Fund (the “Reorganization”). The Surviving Series will be advised by Manning & Napier Advisors, LLC (“MNA”) and sub-advised by Rainier Investment Management, LLC (“Rainier”), the investment advisor of the Acquired Series. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1) Comment: Please confirm that, consistent with the terms of a delaying amendment filed by the Fund on May 15, 2017 pursuant to Rule 473 under the 1933 Act, the effective date of the Registration Statement is delayed until such date as the SEC may determine.

Response: The Fund confirms that, consistent with the terms of a delaying amendment filed by the Fund on May 15, 2017 pursuant to Rule 473 under the 1933 Act, the effective date of the Registration Statement is delayed until such date as the SEC may determine. To that end, the Fund has filed pre-effective amendment no. 2 to the Fund’s registration statement on Form N-14 (the “Amendment”) for the purpose of incorporating the Fund’s responses to the Staff’s comments. In addition, the Fund has also filed an acceleration request letter requesting that the effective date of the Amendment be accelerated so that such Amendment will become effective at 10:00 a.m., Eastern Time, on July 6, 2017, or as soon thereafter as practicable.

2) Comment: Please confirm that if the Reorganization is not approved by the Acquired Series’ shareholders, the Acquired Series will revise or supplement its prospectus to indicate that Rainier may only recoup fees waived and/or expenses paid pursuant to its expense limitation agreement with the Acquired

Series to the extent that the total annual fund operating expenses of a class of the Acquired Series (exclusive of acquired fund fees and expenses, loads, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation, and other expenses not incurred in the ordinary course of the Acquired Series’ business) are below the expense cap of the class of the Acquired Series (i) at the time of the fee waiver and/or expense payment and (ii) at the time of the recoupment.

Response: The Fund has provided the comment to the Acquired Series. In response to the comment, the Acquired Series confirms that if the Reorganization is not approved by the Acquired Series’ shareholders, the Acquired Series will revise or supplement its prospectus as requested.

3) Comment: Please confirm that the Surviving Series has adopted each of the fundamental policies, other than the borrowing policy, of the Acquired Series as a non-fundamental policy.

Response: The Surviving Series has adopted each of the fundamental policies, other than the borrowing policy and the diversification policy, of the Acquired Series as a non-fundamental policy. The Surviving Series has not adopted the Acquired Series’ diversification policy because each Series is a “diversified company,” as such term is defined in Section 5(b)(1) of the 1940 Act, and therefore there is no material difference between the diversification policy of the Acquired Series and that of the Surviving Series.

4) Comment: In the section of the Registration Statement that discusses the impact of the differences between the Series’ fundamental borrowing policies, please state that there is no guarantee that the Surviving Series will not borrow money to a greater extent than would be permitted by the Acquired Series’ policy.

Response: We have revised the section to include the italicized sentence below.

The Surviving Series is not subject to certain of the borrowing restrictions imposed by the Acquired Series’ policy; however, borrowings by the Surviving Series must still remain consistent with applicable law. The differences between the policies are not expected to materially impact the operations of the Surviving Series, because, under normal conditions, the Series does not expect to issue senior securities, borrow money (other than borrowings for temporary purposes in an amount not exceeding 10% of the value of its total assets), or pledge its assets, and does not expect to make investments while borrowings in excess of 5% of the value of its total assets are outstanding. However, under unusual conditions, Rainier may determine that it is in the best interests of the Surviving Series to borrow money to a greater extent than would be permitted by the Acquired Series’ policy and, therefore, there can be no guarantee that the Surviving Series would not borrow money to a greater extent than would be permitted by the Acquired Series’ policy. To the extent that the Surviving Series borrows money, it would be subject to the risks thereof described below.

5) Comment: Please confirm that the Surviving Series’ prospectus and statement of additional information from the Fund’s registration statement on Form N-1A that the Fund provided to the Staff in connection with correspondence dated June 21, 2017 will not be included in the Registration Statement.

Response: The Fund confirms that the Surviving Series’ prospectus and statement of additional information from the Fund’s registration statement on Form N-1A that the Fund provided to the Staff in connection with correspondence dated June 21, 2017 will not be included in the Registration Statement.

6) Comment: In the section of the Registration Statement that discusses the amount of the expenses of the Reorganization that is expected to be paid by the Acquired Series, please specify the amount of such expenses that is expected to be paid by the Acquired Series in the current fiscal year.

Response: The last sentence of the “Additional Information about the Reorganization – Expenses of the Reorganization” section of the Registration Statement has been revised to read as follows:

The expenses of the Reorganization are estimated to be approximately $265,000, of which approximately $75,000 is expected to be paid by the Acquired Series, with approximately $55,000 to be paid after March 31, 2017.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/Amy J. Williams

Amy J. Williams

Assistant Corporate Secretary

cc:	Kimberly Browning, Securities and Exchange Commission
Ken Ellington, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC